1750 Kettner Blvd., Suite 416
San Diego, California 92101
Tel: (702) 275-2181 * Fax: (619) 684-3512
john@dolkartlaw.com

Via USPS Certified Mail and Facsimile

July 26, 2011

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:          Success Exploration & Resources, Inc.
Registration Statement on Form S-1 File No. 333-167001 (Filed July 7, 2011)

Dear Ms. Nguyen Parker and Mr. Brown:

The Issuer referred to above and I have received your letter dated July 21, 2011.  We have reviewed your comments collectively and have formulated the following responses accordingly.  Thank you again for your efforts in facilitating our aim to improve the quality of this disclosure document.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received.  Our responses follow each comment.  Actual excerpts from the disclosure document may appear in 10 point italicized type.

COMMENTS & RESPONSES

General

1.	Revise your filing to ensure that the disclosure throughout the document is consistent. For example, we note that the breakdown of anticipated expenditure tables on pages 17 and 26 do not match.

Response: Noted and updated.

Cover Page of Prospectus

2.
We note your response to our prior comment 5 from our letter dated March 25, 2011 and reissue the comment.  In the Offering Proceeds table, we note the “(1)” and “(2)” at the end of the “Total Offering Expenses” and “Net Proceeds from Offering” rows respectively.  Please clarify to what information these notations refer or remove the “(1)” and “(2)” as you proposed in your response to our comment.

Response: Noted and removed.

Summary Financial Information, Page 5

3.
Your disclosure here, and within your consolidated statement of operations on page F-4, presents basic loss per share for the year ended May 31, 2010 as ($0.00). It appears such amount should be ($0.01). Please advise and revise if necessary.

Response: Noted and updated.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 1 of 2

Use of Proceeds, Page 16

4.
We note your response to our prior comment 10 from our letter dated May 3, 2011 and that the statement referenced in the comment has not been removed from the top of the page 28.  Please revise your filing. In that regard, we reiterate that to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. This will minimize the need for us to repeat similar comments.

Response – Noted and updated so as to appear consistent with other disclosures throughout the document.

Management’s Discussion and Analysis of Financial Condition and Plan of Operation, Page 25

Liquidity and Capital Resources, Page 28

5.
Within the discussion of cash from financing activities on page 29 you disclose that “We did not receive any cash from financing activities during the six months ended on May 31, 2011 except for notes payable from related party totaling $13,576.” Please revise to clarify if your discussion is for the year ended on May 31, 2011, or the six months ended May 31, 2011. We further note the amount of notes payable from related parties of $13,576 does not match the amount presented in the table. Please advise and revise if necessary.

Response – Reference is made to the year ending May 31, 2011 not the six month period ending May 31, 2011. The amounted noted in the table was done so in error. The correct amount is $15,396.  Noted and updated so as to appear consistent throughout the document.

General

6.	Please obtain and file consent from your independent registered public accounting firm.

Response – Obtained and filed with the 5th amended document referred to herein.

I hope these response(s) are sufficiently satisfactory.  If you have any additional inquiries or if there is anything else you may require please contact me directly at above referenced telephone number.  Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ John E. Dolkart, Jr. Esq.
John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 2 of 2